FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 30, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

NEWS RELEASE
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: January 30th, 2007
No. 0050(2022)
URL: http://www.komatsu.com/

Komatsu Signs a Definitive Agreement

to Sell its Outdoor Power Equipment Business to Husqvarna

Komatsu Ltd. (President: Masahiro Sakane, hereinafter referred to as “Komatsu”) and KOMATSU ZENOAH Co. (President: Susumu Isoda, hereinafter referred to as “KOMATSU ZENOAH”), a subsidiary of Komatsu, signed a letter of intent on September 25 2006 to sell KOMATSU ZENOAH’s outdoor power equipment business (hereinafter referred to as “OPE business”) to Sweden’s Husqvarna AB, (President: Mr. Bengt Andersson, hereinafter referred to as “HUSQVARNA”), and since have held negotiations aiming to execute a definitive agreement.

As a result, KOMATSU ZENOAH formally signed the definitive agreement with Husqvarna Japan Ltd., a Japanese subsidiary of HUSQVARNA. The enterprise value of the transaction is JPY 18.25 Billion. After splitting off OPE business from KOMATSU ZENOAH as a new company named ZENOAH Co.,Ltd. (hereinafter referred to as “ZENOAH”), the transaction is scheduled to close on April 2, subject to the satisfaction of certain conditions in the definitive agreement.

Mr. Bengt Andersson from HUSQVARNA will become the chairman of ZENOAH, and Mr. Kazuhiro Aoyagi from KOMATSU ZENOAH will become the president. Current management as well as employees of OPE business will remain in ZENOAH.

The profit from the sale is expected to be registered in the fiscal year ending March 2008.

[Outline of New OPE Business Company]

Company Name:	Zenoah Co., Ltd. (Note 1)

Establishment:	December 2006

Location:	1-9, Minamidai, Kawagoe-city, Saitama, Japan

President:	Kazuhiro Aoyagi

Line of Business:	Manufacture and sale of outdoor power equipments

Capitalization:	JPY 1 million (Note 2)

Sales:	JPY 19,444 million

(Consolidated, for the fiscal year ended March 31, 2006)

No. of Employees:	692 (Consolidated, as of March 31, 2006)

Note 1.	Zenoah Co., Ltd. will be sold to Husqvarna Japan Ltd following a merging split of the OPE business from KOMATSU ZENOAH to Zenoah Co., Ltd.
Note 2.	Capital stock of Zenoah Co., will be increased to JPY 500 million at merging split.

[Outline of Komatsu Zenoah Co.]

Establishment:	February 1910

Location:	1-9, Minamidai, Kawagoe-city, Saitama, Japan

President:	Susumu Isoda

Line of Business:	Manufacture and sale of outdoor power equipments, construction equipments, and hydraulic equipments

Capitalization:	JPY 5,099 million

Sales:	JPY 97,950 million

(Consolidated, for the fiscal year ended March 31, 2006)

(OPE business; JPY 19,444 million)

No. of Employees:	1,877 (Consolidated, as of March 31, 2006) (OPE business; 692)

[Outline of Husqvarna AB]

Establishment:	April 1897

Location:	Stockholm, Sweden

President:	Bengt Andersson

Line of Business:	Manufacture and sale of outdoor power equipments

Capitalization:	SEK 5,891 million

Sales (CY2005):	SEK 28,768 million

No. of Employees:	11,631 (Consolidated, for the average of 2005)

(end)